FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  September  2015

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

Transactions by Person Discharging Managerial Responsibilities

Disclosure Rule DTR 3.1.4

On 25 September 2015, Dr Sean Bohen, EVP, Global Medicines Development & Chief Medical Officer, a person discharging managerial responsibilities, was granted awards under the terms of the AstraZeneca Performance Share Plan (AZPSP) and the AstraZeneca Restricted Share Plan (AZRSP) over the Company's American Depositary Shares (ADSs). Two ADSs equal one Ordinary Share of US$0.25 each.

Name	ADSs awarded under AZPSP	ADSs awarded under AZRSP	Award price per ADS
Sean Bohen	16,003	51,802	$32.32

The AZPSP award is subject to a combination of performance measures focused on AstraZeneca's scientific, commercial and financial performance assessed over a three-year performance period (1 January 2015 to 31 December 2017). The award will vest on the third anniversary of the date on which it was granted.

The AZRSP award will vest, subject to Dr Bohen's continued employment with the Company, as follows:

25,901 ADSs will vest on 25 September 2016
25,901 ADSs will vest on 25 September 2017

A C N Kemp
Company Secretary
28 September 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 28 September 2015	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary